Mail Stop 4561

July 28, 2006

Mark Meller
Chief Executive Officer
Trey Resources, Inc.
5 Regent Street, Suite 520
Livingston, NJ 07039

Re: **Trey Resources, Inc.**
        Amendment No. 1 to Registration Statement on Form SB-2
        Filed July 7, 2006
        File No. 333-133924

Dear Mr. Meller:

        We have conducted a limited review of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please file a marked copy of Amendment No. 1 on Edgar. In addition, please file a marked copy of any future amendments.

2.   We note your response to prior comment 1 and the revised disclosure that you used the proceeds from advances under the equity line to repay outstanding principal and interest on promissory notes previously issued to Cornell in the aggregate principal amount of $2,700,000. Please expand your disclosure in the summary and throughout the prospectus to state the date each promissory note was issued, the date funds were received from Cornell under each of the promissory notes and the amounts received, and the date each payment was made by Cornell under the equity line. In addition, please

disclose the material terms of each promissory note, including any associated fees. In this regard, we note the disclosure on page 2 that Cornell retained 6% of each advance on the promissory notes.

3.   Please revise to explain why the company issued promissory notes to Cornell in light of its ability to receive funds under the equity line and discuss the relationship between the promissory notes and the equity line. In this connection please provide us with a copy of each of the promissory notes.

4.   Please expand your disclosure to discuss and explain to investors the relevance of the "going concern" opinion issued by your auditors.

Selling Stockholders, page 14

5.   We note your response to prior comment no. 7 and the omitted disclosure. As these promissory notes appear to be related to the equity line, we do not agree with your statement that the disclosure is not relevant to this offering. Please revise to include this disclosure and include the date issued and the amount of each promissory note. In addition, we note your statement that these promissory notes are not related in any way to the promissory notes representing the outstanding principal balance of $1,025,000 which were exchanged for convertible debentures. Please explain to us the basis for your statement. It appears that these promissory notes were part of a series of notes issued by the company to Cornell in connection with the equity line and these notes appear to be distinguishable from the notes exchanged for convertible debentures *solely* by the fact that these notes were repaid.

Management's Discussion and Analysis, page 27

6.   We note your response to prior comment 9 that you have changed the disclosure to "reference a single equity line credit agreement." Please explain whether the agreement was amended, the date of such amendment and the terms of the amendment.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3495 with any other questions.

Sincerely,

Elaine Wolff
Branch Chief

cc: Scott S. Rosenblum, Esq. (*via facsimile*)
        Kramer Levin Naftalis & Frankel LLP